Exhibit 99.3

Shengfeng Development Limited Announces Unaudited 2025 First Half Financial Results

Revenue Up 16.0% Year Over Year, Driven by Deepened Partnership and Expanded Service Offerings

Fuzhou, China — August 27, 2025 — Shengfeng Development Limited (“Shengfeng” or the “Company”) (NASDAQ: SFWL), a contract logistics company in China providing customers with integrated logistics solutions, today announced its unaudited financial results for the six months ended June 30, 2025.

Financial Highlights:

●	Total Revenue: Increased by approximately 16.0% from approximately $227.1 million for the six months ended June 30, 2024 to approximately $263.4 million for the six months ended June 30, 2025. The increase was primarily driven by a significant increase in revenue from our transportation services.

●	Gross Profit: Increased by approximately 14.2% from approximately $21.1 million for the six months ended June 30, 2024 to approximately $24.1 million for the six months ended June 30, 2025. For the six months ended June 30, 2025 and 2024, our overall gross margin was approximately 9.1% and 9.3%, respectively. The gross margin decreased mainly because we offer more competitive prices in response to the fierce market competition.

●	Net Income: Increased by 19.3% from approximately $5.0 million for the six months ended June 30, 2024 to approximately $6.0 million for the six months ended June 30, 2025.

Cost and Expense Overview:

●	Operating Expenses: Operating expenses increased by approximately 12.0% from approximately $14.5 million for the six months ended June 30, 2024 to approximately $16.3 million for the six months ended June 30, 2025.

○	Selling and Marketing Expenses: Kept at approximately $2.9 million for the six months ended months ended June 30, 2025 and 2024.

○	General and Administrative Expenses: Increased by approximately 15.0% from approximately $11.7 million for the six months ended June 30, 2024 to approximately $13.4 million for the six months ended June 30, 2025, which was driven by higher employee salaries and benefits. These increases were necessary to support the Company’s expanded operations and higher revenue base.

Cash Position:

●	Cash and Cash Equivalents: As of June 30, 2025, cash and cash equivalents were approximately $14.3 million, compared to approximately $34.7 million as of December 31, 2024. The decrease was primarily due to investments in business expansion and increased working capital requirements to support the growth in revenue. The Company remains committed to maintaining a strong liquidity position to support ongoing operations and strategic initiatives.

Operational Highlights:

●	Transportation Services: Net revenues increased by approximately 17.1% from approximately $217.5 million for the six months ended June 30, 2024 to approximately $254.7 million for the six months ended June 30, 2025. The growth was primarily driven by the expansion of services with existing clients, reflecting a deepened partnership and expanded service offerings.

●	Warehouse Storage Management Services: Revenues decreased by approximately 14.8% from approximately $8.3 million for the six months ended June 30, 2024 to approximately $7.1 million for the six months ended June 30, 2025. The decrease was primarily due to a shifting of focus on transportation services for the six months ended June 30, 2025.

CEO Commentary:

Mr. Yongxu Liu, Chairman and Chief Executive Officer of Shengfeng, commented, “Our strong performance in the first half of 2025 reflects deepened collaborations with key clients across priority sectors. We continue to execute our strategy by focusing resources on high-growth verticals where our integrated logistics solutions deliver distinct competitive advantages.

In the new energy vehicle sector – our largest client segment – we expanded partnerships with industry leaders including CATL Battery, Tesla and Xiaomi, supporting their nationwide distribution network upgrades. For fast-moving consumer goods clients, our dedicated solutions for partners like Bright Dairy and Budweiser APAC enhanced supply chain responsiveness amid evolving market demands. Additionally, we further optimized manufacturing logistics for global innovators such as Schneider Electric through customized operational efficiencies.

Despite market fluctuations, the resilience of our focused industry approach positions us well for sustained growth. We remain committed to enhancing service capabilities in these core sectors while driving operational excellence throughout our network.”

Outlook:

Looking ahead, Shengfeng aims to sustain its growth and improve margins in the second half of 2025. The Company is committed to leveraging its extensive logistics network and innovative solutions to serve a broader range of industries and customers.

About Shengfeng Development Limited

Shengfeng Development Limited is a contract logistics company in China providing customers with integrated logistics solution services. Established in 2001, the Company has developed extensive and reliable transportation networks in China, covering 382 cities across 32 provinces, as of June 30, 2025. The Company provides integrated logistics solutions comprised of B2B freight transportation services, cloud storage services, and value-added services. The Company applies well-established management system and operation procedures to assist companies in China to increase efficiency and improve their own management systems with respect to transportation, warehousing and time management. For more information, please visit the Company’s website: http://ir.sfwl.com.cn/.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When The Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s ability to achieve its goals and strategies, the Company’s future business development and plans for future business development, including its financial conditions and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, fluctuations in general economic and business conditions in China, and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, including under the section entitled “Risk Factors” in its annual report on Form 20-F filed with the SEC on March 28, 2025, as well as its current reports on Form 6-K and other filings, all of which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof, except as may be required by law.

For more information, please contact:

Shengfeng Development Limited

Investor Relations Department

Email: ir@sfwl.com.cn

Shengfeng Development Limited

Samuel Xian

Phone: +86 591 8367 2798

Email: Huasen.Xian@sfwl.com.cn